UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Motient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

619908304

(CUSIP Number)

BCE Inc.
1000, rue de la Gauchetière Ouest
Bureau 3700
Montréal, Québec H3B 4Y7
Canada

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

Page 1 of 16 Pages

CUSIP No. 619908304	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCE Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,531,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,531,213
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,531,213
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

Page 2 of 16 Pages

This Amendment No. 2 hereby amends the Schedule 13D originally filed jointly on October 5, 2006 by BCE Inc. and various entities controlled by BCE Inc. Items 1 through 7 of that Schedule 13D are hereby amended and restated to read in their entirety as follows:

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Motient Corporation, a Delaware corporation (“Motient”). The principal executive offices of Motient are located at 300 Knightsbridge Parkway, Lincolnshire, IL 60069.

Item 2. Identity and Background.

This statement is being filed by BCE Inc. (“BCE”).

BCE is a corporation organized under the laws of Canada. Its principal business is communications. The address of its principal office is 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, Canada.

Information about the executive officers and directors of BCE is set forth in Schedule I hereto, which is incorporated herein by reference.

During the last five years, neither BCE nor, to the best of its knowledge, any of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in greater detail in response to Item 6 below, BCE entered into an exchange agreement pursuant to which it acquired 9,031,213 shares of Common Stock of Motient (the “Initial Motient Shares”) in exchange for the 5,073,715 shares of common stock of TerreStar Networks Inc. and 1,887,133.89202 shares of common stock of TerreStar Global Ltd. (formerly known as TerreStar Networks Bermuda Ltd.) that were owned by BCE (collectively, the “TerreStar Shares”).

Item 4. Purpose of Transaction.

As described in greater detail in response to Item 6 below, BCE sold 4,500,000 of the Initial Motient Shares on the date BCE exchanged its TerreStar Shares for the Initial Motient Shares. BCE (a) acquired its remaining Initial Motient Shares (the “Shares”) for investment purposes only, (b) expects to evaluate on an ongoing basis Motient’s financial condition,

Page 3 of 16 Pages

business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors, (c) expects in particular to consider reductions in its holdings of Shares as and when market conditions permit, (d) may dispose of Shares from time to time in public or private transactions and (e) may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Shares. BCE reserves the right to change its plans and intentions at any time.

Except as set forth in this Item 4, BCE has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As a result of the exchange described in Item 6 below pursuant to which BCE acquired the Initial Motient Shares and the sale described in Item 6 below pursuant to which BCE sold 4,500,000 of the Initial Motient Shares, BCE now owns 4,531,213 shares of Motient Common Stock. The Shares represent approximately 6.5% of the outstanding shares of Common Stock of Motient, based on the 69,610,780 shares Motient reported as outstanding as of November 1, 2006 in its quarterly report on Form 10-Q for the period ended September 30, 2006. BCE has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all such Shares. To the best of BCE’s knowledge, none of the persons named on Schedule I hereto beneficially own any shares of Common Stock.

Except as described in Item 6 below, BCE has not, and to the best of BCE’s knowledge, none of the other persons named on Schedule I hereto has, effected any transactions in the past sixty days in the Common Stock.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

BCE has not ceased to be the beneficial owner of more than five percent of the shares of Common Stock. However, as a result of an assignment on January 5, 2007 described in Item 6 below, the other entities controlled by BCE that had been reporting persons under this statement as in effect before Amendment No. 1 hereto (the “Previous Reporting Persons”) have ceased to be beneficial owners of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 22, 2006, TMI Communications Delaware, Limited Partnership, a limited partnership that was at the time indirectly wholly owned by BCE (“TMI Delaware”), entered into a letter agreement with Motient (the “Letter Agreement”) which gave TMI Delaware the right, on the terms and subject to the conditions set forth therein, to enter into an exchange agreement with Motient (the “Exchange Agreement”) pursuant to which TMI Delaware would acquire the Initial Motient Shares in exchange for the TerreStar Shares. On September 25, 2006, the last material condition to that right was satisfied, and as a result as of September 25, 2006

Page 4 of 16 Pages

BCE and the Previous Reporting Persons were deemed to have acquired beneficial ownership of the Initial Motient Shares.

On January 5, 2007, the TerreStar Shares were transferred in a series of steps to BCE and TMI Delaware assigned its rights and obligations under the Letter Agreement to BCE.

On January 15, BCE exercised its right to require Motient to enter into the Exchange Agreement. The Exchange Agreement is substantially identical to the Exchange Agreements among Motient, MVH Holdings Inc. (“MVH”) and various Columbia and Spectrum funds (the “Funds”) dated as of May 6, 2006.

The Exchange Agreement grants BCE the right to have an observer on the board of directors of Motient and all committees of the board of Motient other than the compensation committee and the audit committee. Those rights would terminate when (a) neither BCE nor an affiliate of BCE remains the legal holder of the 2 Ghz Authorization referred to in the Exchange Agreement and (b) BCE and its affiliates collectively no longer hold all of the shares of common stock of TerreStar Networks Holdings (Canada), Inc. that they initially receive when the 2 Ghz Authorization is transferred to TerreStar Canada as contemplated by the Exchange Agreement.

In connection with entering into the Exchange Agreement, BCE and Motient also entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement is substantially identical to the terms of the registration rights agreements that Motient entered into with the Funds, except that BCE’s registration rights last longer.

On March 7, 2007 BCE, Harbinger Capital Partners Master Fund I, Ltd. (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, LP (“Harbinger Special Situations”), Stanfield Offshore Leveraged Assets, Ltd. (“Stanfield” and, together with Harbinger Master and Harbinger Special Situations, the “Buyers”), Motient, MVH and BCE entered into a letter agreement (the “Harbinger-Stanfield-Motient-BCE Letter Agreement”) pursuant to which (a) BCE, Motient and MVH agreed to close the exchange contemplated by the Exchange Agreement on March 8, 2007 or as soon thereafter as practicable and (b) each Buyer agreed to purchase from BCE, and BCE agreed to sell to such Buyer, concurrently with the closing of the exchange under the Exchange Agreement, the number of shares of Common Stock of Motient set forth opposite its name in the table below for the aggregate purchase price set forth opposite its name in the table below (in each case, equivalent to US$8.15 per share).

Buyer	# of Shares	Aggregate Purchase Price
Harbinger Master	959,715	US$7,821,677.25
Harbinger Special Situations	1,540,285	US$12,553,322.75
Stanfield	2,000,000	US$16,300,000.00

On March 8, 2007, BCE, Motient and MVH closed the exchange contemplated by the Exchange Agreement and the Buyers and BCE closed the purchases and sales referred to above.

The descriptions of the Letter Agreement, Exchange Agreement, Registration Rights Agreement and Harbinger-Stanfield-Motient-BCE Letter Agreement contained herein are qualified in their entirety by reference to the executed Letter Agreement, Exchange Agreement,

Page 5 of 16 Pages

Registration Rights Agreement and Harbinger-Stanfield-Motient-BCE Letter Agreement, copies of which has been filed as Exhibits 2, 3, 4 and 5 hereto and are incorporated herein by reference.

Except as described or incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among BCE or, to its best knowledge, any of the other persons named in Item 2 or between BCE or, to its best knowledge, any of the other persons named in Item 2 and any other person with respect to any securities of Motient, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated October 5, 2006, among the Reporting Persons named therein.*

Exhibit 2 – Letter Agreement, dated June 22, 2006, between TMI Communications Delaware, Limited Partnership and Motient Corporation.*

Exhibit 3 – Exchange Agreement, dated as of January 15, 2007, among Motient Corporation, MVH Holdings Inc. and BCE Inc.*

Exhibit 4 – Registration Rights Agreement, dated as of January 15, 2007, between BCE Inc. and Motient Corporation.*

Exhibit 5 – Letter Agreement, dated March 7, 2007, among BCE Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, LP, Stanfield Offshore Leveraged Assets, Ltd. Motient Corporation and MVH Holdings Inc.

_________________
* previously filed

Page 6 of 16 Pages

Page 6 of 16 Pages

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
BCE INC.

The following sets forth the name, residence or business address, present principal occupation or employment and citizenship of the directors and executive officers of BCE Inc. (“BCE”).

Name	Residence or Business Address	Principal Occupation or Employment (and address of corporation or other organization in which such employment is conducted)	Citizenship

Directors
André Bérard	600, de La Gauchetière W., 27th Floor Montréal, Québec, Canada H3B 4L2	Corporate Director, 600, de La Gauchetière W., 27th Floor, Montréal, Québec, Canada H3B 4L2	Canadian
Ronald A. Brenneman	150 – 6th Avenue S.W., P.O. Box 2844 Calgary, Alberta, Canada T2P 3E3	President and Chief Executive Officer, Petro-Canada (petroleum company), 150 – 6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada T2P 3E3	Canadian
Richard J. Currie	483 Bay Street, 7th Floor, North Tower Toronto, Ontario, Canada M5G 2C9	Chair of the board, BCE and Bell Canada, 483 Bay Street, 7th Floor, North Tower, Toronto, Ontario, Canada M5G 2C9	Canadian
Anthony S. Fell	200 Bay Street, 3rd Floor, South Tower Toronto, Ontario, Canada M5J 2W7	Chairman of the board, RBC Dominion Securities Limited (investment bank), 200 Bay Street, 3rd Floor, South Tower, Toronto, Ontario, Canada M5J 2W7	Canadian
Donna Soble Kaufman	2 St. Clair Avenue East, Suite 800 Toronto, Ontario, Canada M4T 2T5	Corporate Director and Lawyer, 2 St. Clair Avenue East, Suite 800, Toronto, Ontario, Canada M4T 2T5	Canadian
Brian M. Levitt	1000, de La Gauchetière W., 21st Floor Montréal, Québec, Canada H3B 4W5	Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), 1000, de La Gauchetière W., 21st Floor, Montréal, Québec, Canada H3B 4W5	Canadian
The Honourable Edward C. Lumley	1 First Canadian Place, 4th Floor, P.O. Box 150 Toronto, Ontario, Canada M5X 1H3	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), 1 First Canadian Place, 4th Floor, P.O. Box 150, Toronto, Ontario, Canada M5X 1H3	Canadian
Judith Maxwell	305 Clemow Avenue Ottawa, Ontario, Canada K1S 2B7

Research Fellow, Canadian Policy Research Networks, Inc.(non-profit organization conducting research on work, family, health, social policy and public involvement), 600-250 Albert St, Ottawa, Ontario, Canada K1P 6M1

Canadian
John H. McArthur	Gallatin Hall C1-3D, Soldiers Field Boston, Massachusetts USA 02163	Dean Emeritus, Harvard University Graduate School of Business Administration (university), Gallatin Hall C1-3D, Soldiers Field, Boston, Massachusetts, USA 02163	Canadian

Page 7 of 16 Pages

Thomas C. O'Neill	33 Geraldine Court Don Mills, Ontario, Canada M3A 1N2	Corporate Director and Chartered Accountant, 33 Geraldine Court, Don Mills, Ontario, Canada M3A 1N2	Canadian
James A. Pattison	1067 West Cordova Street, Suite 1800 Vancouver, British Columbia, Canada V6C 1C7	Chairman and Chief Executive Officer, The Jim Pattison Group (diversified consumer oriented company), 1067 West Cordova Street, Suite 1800, Vancouver, British Columbia, Canada V6C 1C7	Canadian
Robert C. Pozen	500 Boylston Street Boston, Massachusetts USA 02116-3741	Chairman of the board, MFS Investment Management (global investment manager), 500 Boylston Street, Boston, Massachusetts, USA 02116-3741	American
Michael J. Sabia	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	President and CEO of BCE and CEO of Bell Canada, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
Paul M. Tellier	935 de La Gauchetière W., 17th Floor Montréal, Québec, Canada H3B 2M9	Corporate Director, 935 de La Gauchetière W., 17th Floor, Montréal, Québec, Canada H3B 2M9	Canadian
Victor L. Young	9 Primrose Place St. John's, Newfoundland, Canada A1B 4H1	Corporate Director, 9 Primrose Place, St. John's, Newfoundland, Canada A1B 4H1	Canadian

Executive Officers
Alain Bilodeau	1000, de La Gauchetière W., 4th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and President, BCE Corporate Services of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
Michael T. Boychuk	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and Treasurer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
Karyn A. Brooks	1000, de La Gauchetière W., 7th Floor Montréal, Québec, Canada H3B 4Y7	Senior Vice-President and Controller of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
William J. Fox	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Executive Vice-President – Communications and Corporate Development of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
Leo W. Houle	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	Chief Talent Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
Lawson A.W. Hunter	110 O'Connor Street, 14th Floor Ottawa, Ontario, Canada K1P 1H1	Executive Vice-President and Chief Corporate Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Page 8 of 16 Pages

Patricia A. Olah	1000, de La Gauchetière W., 41st Floor Montréal, Québec, Canada H3B 4Y7	Corporate Secretary and Lead Governance Counsel of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	American
Michael J. Sabia	1000, de La Gauchetière W., 37th Floor Montréal, Québec, Canada H3B 4Y7	President and CEO of BCE and CEO of Bell Canada, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
L. Scott Thomson	1000, de la Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Executive Vice-President-Corporate Development and Planning of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
Wayne L. Tunney	1000, de la Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Senior Vice-President – Taxation of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
Martine Turcotte	1000, de la Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Chief Legal Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
Siim A. Vanaselja	1000, de la Gauchetière W., 37th Floor, Montréal, Québec, Canada H3B 4Y7	Chief Financial Officer of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian
Nicholas Zelenczuk	483 Bay Street, Floor 9S-Orange Toronto, Ontario, Canada M5G 2C9	Senior Vice-President – Audit and Risk Management of BCE, 1000, rue de la Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7	Canadian

Page 9 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2007

BCE Inc.
By:	/s/ L. Scott Thomson

Page 10 of 16 Pages

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement, dated October 5, 2006, among the Reporting Persons named therein*
2	Letter Agreement, dated June 22, 2006, between TMI Communications Delaware, Limited Partnership and Motient Corporation*
3	Exchange Agreement, dated as of January 15, 2007, among Motient Corporation, MVH Holdings Inc. and BCE Inc.*
4	Registration Rights Agreement, dated as of January 15, 2007, between BCE Inc. and Motient Corporation.*
5

Exhibit 5 – Letter Agreement, dated March 7, 2007, among BCE Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, LP, Stanfield Offshore Leveraged Assets, Ltd. Motient Corporation and MVH Holdings Inc.

_________________
* previously filed

Page 11 of 16 Pages